Contact

www.linkedin.com/in/julia-coulter-6a494998 (LinkedIn)
www.julia-coulter.com/ (Personal)
wefunder.com/roadtoletapedutour (Company)

Top Skills

Film Direction
Theatre
Drama

Publications

Life & Work with Julia Coulter
Meet Julia Coulter | Actor & Filmmaker

Julia Coulter

Multifaceted Creative | Actor, Writer, Director | Seeking Investments on WeFunder for Female-Led Film
Los Angeles, California, United States

Summary

Julia Coulter is a director, writer and actor based in Los Angeles. A graduate of the Royal Welsh College of Music and Drama (RWCMD), she earned her BA Honors in Acting. Julia worked with some of the UK's top directors and performed on some of London's biggest stages: The Royal Court and The National. In her second year of training, she booked her first professional voiceover job with BBC Radio.

After moving to Los Angeles, Julia signed with FireStarter Entertainment. Julia made her network debut in the HBO series Insecure, and shortly after, she booked a role on the Showtime pilot The Wood.

In 2019, she directed her first short film, Brothers, which she wrote and produced. The film stars Sharon Lawrence and has played at a total of ten film festivals including the Academy Award Qualifying New Hampshire Film Festival. Her second short film, Habit, which she wrote and starred in is currently making the festival rounds, it most recently won best short film at the Vegas Movie Awards.

Behind the camera, Julia has worked in the production office for HBO's Silicon Valley, Generation, Insecure and The Idol, the Netflix series Special and Amazon series Hunters X-Ray.

Experience

Road To L'Etape Du Tour LLC

Executive Producer
October 2023 - Present (7 months)
Los Angeles, California, United States

SAG-AFTRA

Actor

May 2022 - Present (2 years)
Los Angeles, California, United States

Voxx Studios
Voice Over Artist
2015 - Present (9 years)
Glendale, California

SHOWTIME
Actor
May 2022 - May 2022 (1 month)
Los Angeles, California, United States

HBO Max
Production Assistant
February 2021 - June 2021 (5 months)
Los Angeles, California, United States

Mike Mathis Productions
Actor
February 2016 - February 2016 (1 month)
Los Angeles, California

Actor in TV production "Murder Among Friends"

LA Theater Works
Actor
April 2014 - April 2014 (1 month)

BBC Radio 4
Actor
May 2012 - May 2012 (1 month)

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Education

Royal Welsh College of Music & Drama
Bachelor of Arts - BA, Drama and Dramatics/Theatre Arts · (September 2010 - July 2013)

The Royal Welsh College of Music and Drama
BA (hons) Acting, Drama and Dramatics/Theatre Arts, General · (2010 - 2013)

Hanover High School

· (2006 - 2010)